Exhibit 99.1

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	27	07	2005	27	07	2005

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	537	2,923
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£2.51	£5.62

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
John Edward Allen	Ordinary	537

Address
6 Quarrington Close Thatcham Berkshire
UK postcode RG19 4YE

Name	Class of shares allotted	Number allotted
Joanne Birch	Ordinary	135

Address
21 Fieldstone View Lower Gornal Dudley West Midlands
UK postcode DY3 2EB

Name	Class of shares allotted	Number allotted
Karen Leah Chapman	Ordinary	67

Address
4 Whitcliffe Lane Ripon North Yorkshire
UK postcode HG4 2JL

Name	Class of shares allotted	Number allotted
Emma Louisa Ewins	Ordinary	270

Address
3 The Courtyard East Grinstead West Sussex
UK postcode RH19 3XP

Please enter the number of continuation sheets (if any) attached to this form	4

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Christine Catherine Stone	Ordinary	105

Address
Lagnakiel Tottington Drive Small Dole Henfield West Sussex
UK postcode BN5 9XY

Name	Class of shares allotted	Number allotted
Glynn Wright	Ordinary	202

Address
42 The Crescent Bromley Cross Bolton Lancashire
UK postcode BL7 9JR

Name	Class of shares allotted	Number allotted
Tony Booth	Ordinary	236

Address
32 Burleigh Piece Buckingham
UK postcode MK18 7BB

Name	Class of shares allotted	Number allotted
Sean Groom	Ordinary	202

Address
67 Country Meadows Market Drayton Shropshire
UK postcode TF9 3LP

Please enter the number of continuation sheets (if any) attached to this form	4

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Eddie Lee	Ordinary	169

Address
9 Roedean Close Maghull Merseyside
UK postcode L31 0AS

Name	Class of shares allotted	Number allotted
Douglas Clayton	Ordinary	135

Address
5 Kalafat Barnard Castle Durham
UK postcode DL12 8LP

Name	Class of shares allotted	Number allotted
Aidan Grogan	Ordinary	531

Address
14 Woodville Heath Athlone Co Westmeath
UK postcode

Name	Class of shares allotted	Number allotted
Frank Donohoe	Ordinary	326

Address
Fossagh Mount Temple Moate Co Westmeath
UK postcode

Please enter the number of continuation sheets (if any) attached to this form	4

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Helen Alison Blanchfield	Ordinary	245

Address
130 Dara Court Celbridge Co Kildare
UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	4

Signed	/s/ S Webster	Date 29/7/2005
S Webster
A director

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform